Ultrapetrol (Bahamas) Limited
H & J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084

July 22, 2010

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:          Ultrapetrol (Bahamas) Limited
Request for Withdrawal of Registration Statement on Form F-3 (SEC File No. 333-163385)

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-3 (File No. 333-163385) filed with the Securities and Exchange Commission (the "Commission") by Ultrapetrol (Bahamas) Limited (the "Company") on November 27, 2009 (the "Registration Statement"), as amended on February 18, 2010 and March 12, 2010. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement, together with all exhibits thereto.

The Company submits this request for withdrawal because the selling shareholder listed in the Registration Statement has sold its shares in a private transaction and therefore the Registration Statement is no longer necessary. The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that consent to this withdrawal of the Registration Statement be issued by the Commission as of the date hereof or at the earliest practical date hereafter.

If you have questions or require additional information, please do not hesitate to contact the Company's outside counsel, Messrs. Lawrence Rutkowski, Esq. at (212) 574-1206 and Anthony Tu-Sekine, Esq. at (202) 661-7150 of Seward & Kissel LLP.

Sincerely,

Ultrapetrol (Bahamas) Limited

By:      /s/ Leonard J. Hoskinson
Name: Leonard J. Hoskinson
Title: Chief Financial Officer

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